Exhibit 99.1

NAVIGATOR HOLDINGS LTD.

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS RESULTS NOTIFICATION

May 12, 2015 – Navigator Holdings Ltd. (the “Company”) (NYSE:NVGS) advises that its 2015 Annual General Meeting of Shareholders (the “Annual Meeting”) was held on May 12, 2015 at 9 a.m. local time at The Twain room, Fairmont Hamilton Princess hotel, Bermuda. The following proposals were approved:

1. To elect David J. Butters, Dr. Keiko Fischer, David Kenwright, Spiros Milonas, Alexander Oetker, Wendy L. Teramoto and Florian Weidinger to serve as members of the Board of Directors of the Company until the 2016 Annual General Meeting of Shareholders; and

2. To ratify the appointment of KPMG LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2015.

No other proposals were voted on at the Annual Meeting.

About US

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation services of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, including eleven newbuildings scheduled for delivery by the end of March 2017.

For further information, contact:

Navigator Gas

Attention: Investor Relations Department

New York:	399 Park Avenue, 38th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	21 Palmer Street, London, SW1H 0AD. Tel: +44 (0)20 7340 4850